UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 28, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Quotient Limited

File No. 333-194390 - CF#30797

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Quotient Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 7, 2014.

Based on representations by Quotient Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through February 15, 2017
Exhibit 10.9	through March 25, 2024
Exhibit 10.19	through March 10, 2017
Exhibit 10.20	through March 25, 2024
Exhibit 10.22	through March 10, 2020
Exhibit 10.23	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary